

16014274

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 01 2016
Washington DC
416

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45173

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brockett Tamny & Co Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

444 S. Flower Street, Suite 2350
(No. and Street)

Los Angeles (City) CA (State) 90071 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Peter C. Brockett 213 452-4433
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

2367 Clubhouse Drive (Address) Rocklin (City) CA (State) 95765 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


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OATH OR AFFIRMATION

I, Peter C. Brockett, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brockett Tamny & Co. Incorporated, as of December 31, 2015, are true and correct I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

MANAGING DIRECTOR
Title

See Attached Certificate
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition
- ☒ (c) Statement of Income (Loss)
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

California All-Purpose Certificate of Acknowledgment

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of LOS ANGELES } s.s.

On FEBRUARY 24, 2016 before me, Susan K. Malhotra, Notary Public
Name of Notary Public, Title

personally appeared PETER C. BROCKETT
Name of Signer (1)

Name of Signer (2)

who proved to me on the basis of satisfactory evidence to be the person~~(s)~~ whose name~~(s)~~ is/~~are~~ subscribed to the within instrument and acknowledged to me that he/~~she/they~~ executed the same in his/~~her/their~~ authorized capacity~~(ies)~~, and that by his/~~her/their~~ signature~~(s)~~ on the instrument the person~~(s)~~, or the entity upon behalf of which the person~~(s)~~ acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Susan K. Malhotra
Signature of Notary Public


SUSAN K. MALHOTRA
Commission # 1976622
Notary Public - California
Los Angeles County
My Comm. Expires Apr 28, 2016

Seal

OPTIONAL INFORMATION

Although the information in this section is not required by law, it could prevent fraudulent removal and reattachment of this acknowledgment to an unauthorized document and may prove useful to persons relying on the attached document.

Description of Attached Document

The preceding Certificate of Acknowledgment is attached to a document titled/for the purpose of ANNUAL AUDITOR REPORT

containing 2 pages, and dated 02/24/2016.

The signer(s) capacity or authority is/are as:

- ☐ Individual(s)
- ☐ Attorney-in-fact
- ☐ Corporate Officer(s) ____________ Title(s)
- ☐ Guardian/Conservator
- ☐ Partner - Limited/General
- ☐ Trustee(s)
- ☐ Other: ____________

representing: ____________
Name(s) of Person(s) Entity(ies) Signer is Representing

Additional Information

Method of Signer Identification

Proved to me on the basis of satisfactory evidence:

☑ form(s) of identification ☐ credible witness(es)

Notarial event is detailed in notary journal on:

Page # 52 Entry # 1

Notary contact: Susan K. Malhotra

Other

☐ Additional Signer ☑ Signer(s) Thumbprints(s)

☐ ____________

Elizabeth Tractenberg, CPA

2367 Clubhouse Drive
ROCKLIN, CALIFORNIA 95765
Office 916/259-1666 -- Mobile 310/435-0746 – Fax 323/517-2625
elizabeth@tractenberg.net
PCAOB # 3621

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Brockett Tamny & Co. Incorporated
Los Angeles, CA 90071

I have audited the accompanying statement of financial condition of Brockett Tamny & Co. Incorporated (the "Company"), a California corporation, as of December 31, 2015 and the related statements of income (loss), changes in shareholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in Schedules I, II and III (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In my opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.



Elizabeth Tractenberg, CPA
Rocklin, CA
February 16, 2016

Brockett Tamny & Co. Incorporated
Statement of Financial Condition
December 31, 2015

ASSETS

Cash		$ 16,859
Advances to affiliates		57,854
Prepaid expenses		17,330
Prepaid FINRA fees		1,132
Investments in Securities		54,960
TOTAL ASSETS		**$ 148,135**

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities		
Accounts payable and accrued expenses		$ 591
Total Liabilities		591
Shareholders' Equity		
Common stock ($1 par value, 100,000 shares authorized 10,033 shares outstanding)	$ 10,012	
Paid-in capital	309,988	
Retained earnings (deficit)	(172,456)	
Total Equity		147,544
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY		**$ 148,135**

Brockett Tamny & Co. Incorporated
Statement of Income
For The Year Ended December 31, 2015

Revenue		
Investment banking fees	$	269,090
Gain on sale of securities		4,634
Management fees		3,500
Consulting fees		24,000
Interest and other income		530
Total Revenue		301,754
Operating Expenses		
Commission expense		91,700
Information and data		6,331
Insurance		27,520
Professional services		5,571
Regulatory fees		4,412
Rent		34,825
Telephone		9,367
Travel		24,222
All other		6,649
Total Operating Expenses		210,597
Income before tax provision		91,157
Income tax provision		(800)
Net Income	$	**90,357**

See Accompanying Notes to Financial Statements

Brockett Tamny & Co. Incorporated
Statement of Changes in Shareholder's Equity
For The Year Ended December 31, 2015

	Common Stock Shares	Common Stock	Paid-In Capital	Retained Earnings (Deficit)	Total
Balance December 31, 2014	10,033	$ 10,012	$ 309,988	$ (262,813)	$ 57,187
Net Income		-	-	90,357	90,357
Balance December 31, 2015	**10,033**	**$ 10,012**	**$ 309,988**	**$ (172,456)**	**$ 147,544**

See Accompanying Notes to Financial Statements

Brockett Tamny & Co. Incorporated
Statement of Cash Flows
For The Year Ended December 31, 2015

Cash Flows from Operating Activities		
Net income (loss)	$	90,357
Unrealized gain (loss) on investments		10,463
Adjustments to reconcile net assets to net cash provided by operating activities:		
(Increase) decrease in prepaid expenses		(11,468)
Increase (decrease) in accounts payable		(8)
Increase (decrease) in deposits		695
Net cash flows from operating activities		90,039
Cash Flows from Investing Activities		
Net cash flows from investing activities		-
Cash Flows from Financing Activities		
Advances to affiliates		(52,915)
Repayment of affiliates payable		(22,018)
Repayment of shareholder loan		(4,500)
Net cash flows from financing activities		(79,433)
Net increase (decrease) in cash		10,606
Cash at December 31, 2014		6,253
Cash at December 31, 2015	$	**16,859**

SUPPLEMENTAL INFORMATION		
Interest paid	$	-
Income taxes paid	$	800

See Accompanying Notes to Financial Statements

Brockett Tamny & Co. Incorporated
Notes to Financial Statements
December 31, 2015

Note 1 – Organization and Nature of Business

Brockett Tamny & Co. Incorporated (the "Company"), was incorporated in the State of California on July 13, 1990. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

Note 2 – Significant Accounting Policies

Basis of Presentation – The Company conducts the following types of business as a securities broker-dealer, which comprises several classes of services, including:

- Acting as Agent in the Private Placement of Securities
- Providing Advise on Mergers and Acquisitions

Under its membership agreement with FINRA and pursuant to Rule 15c3 (k) (2) (i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Use of Estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Owned – Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Investment Banking – Investment banking revenues include fees earned from providing merger and acquisition and financial restructuring advisory services and fees earned in the placement of equity and debt securities for corporate clients.

Revenue Recognition - The Company recognizes revenue upon rendering of services. Advisory fees are billed at the beginning of each month, unless prepaid by the client. Prepaid advisory fees are recognized as revenue upon receipt.

Income Taxes – The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized normally in the financial statements for the changes in deferred tax liabilities or assets between years.

Brockett Tamny & Co. Incorporated
Notes to Financial Statements
December 31, 2015

Note 2 – Significant Accounting Policies (continued)

Income Taxes – (continued)
The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company is subject to examinations by U.S. Federal and State tax authorities from 2012 to the present, generally for three years after they are filed.

Note 3 - Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2015.

Fair Value Measurements on a Recurring Basis
As of December 31, 2015

	Level 1	Level 2	Level 3	Total
Cash	$16,859	$ -	$ -	$16,859
Securities (common stock)	54,960	-	-	54,960
Total	$71,819	$ -	$ -	$71,819

Brockett Tamny & Co. Incorporated
Notes to Financial Statements
December 31, 2015

Note 4 – Related Party

The Company provided advisory support services to an affiliated partnership for a management fee of $500 per month through June 30, 2015. $3,500 was received during the year. The Company also advances funds toward payment of expenses on behalf of, and borrows funds from, several affiliated entities in which the officers of the Company have majority ownership. At December 31, 2015, the amount due from these affiliated entities was $57,854 and due to these affiliates was $0. These temporary loans are interest free. It is possible that the terms of the related party transactions are not the same as those that would result from transactions among wholly unrelated parties.

Timing of repayment of advances to affiliated entities is based upon the sale of certain assets owned by those entities for which the advance was used in part or in whole to finance. Timing of repayments of advances from affiliated entities is solely at the discretion of the Company.

Note 5 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2015, the Company had net capital of $62,984 which was $57,984 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.01 to 1.

Note 6 - Income Taxes

At December 31, 2015 there was a federal NOL carry forward of approximately $281,800 and California NOL carry forward of approximately $193,000. The Federal tax can be carried forward for 20 years. California carryforward period is 10 years for the 2000 to 2007 tax years, and 20 years for tax years beginning in 2008. At December 31, 2015, the Company recorded the minimum franchise tax of $800 and did not record deferred tax benefits.

Note 7 – Operating Lease Commitments

The Company leases office space under a non-cancellable operating lease expiring January 31, 2017. At December 31, 2015, future minimum lease payments under this agreement are:

2016	$58,656
2017	4,888
Total	$63,544

In addition, the Company subleases part of its facilities, on a month-to month basis, at $1,728 per month. Rent expense for the year ended December 31, 2015, net of the sublease, was $34,825.

Note 8– Exemption from the SEC Rule 15c3-3

Rule 15c3-3(k)(2)(i) provides an exemption from the SEC's so-called "customer protection rule" for firms that: carry no margin accounts; promptly transmit all customer funds and deliver all securities received in connection with their broker-dealer activities; do not otherwise hold funds or securities for, or owe money or securities to, customers; and effectuate all financial transactions with customers through one or more bank accounts designated as "Special Account for the Exclusive Benefit of Customers" of the Company.

Note 9 – SIPC Supplementary Report Requirement

The Company is not required to complete the SIPC Supplementary Report under SEC Rule 17a-5(e) (4) for fiscal year ending December 31, 2015 because the Company's SIPC Net Operating Revenues are under $500,000.

Note 10 – Subsequent Events

Management has reviewed the results of operations for the period of time from its year end December 31, 2015 through February 16, 2016, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying combined financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Brockett Tamny & Co. Incorporated
Schedule I - Computation of Net Capital Requirement
December 31, 2015

Computation of Net Capital		
Total ownership equity from statement of financial condition	$	147,544
Nonallowable assets		
Advances to affiliates		(57,854)
Prepaid expenses		(17,330)
Prepaid FINRA fees		(1,132)
Haircuts on stocks		(8,244)
Net Capital	$	62,984
Computation of Net Captial Requirements		
Minimum net aggregate indebtedness		
6-2/3 % of net aggregate indebtedness	$	39
Minimum dollar net capital required	$	5,000
Net Capital required (greater of above amounts)	$	5,000
Excess Capital	$	57,984
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$	62,925
Computation of Aggregate Indebtedness		
Total liabilities	$	591
Aggregate Indebtedness to net capital		0.01

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Net Capital per Company's Computation	$	62,984
Net Capital per Audited Report	$	62,984

Brockett Tamny & Co. Incorporated
Schedule II – Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
As of December 31, 2015

A computation of reserve requirement is not applicable to Brockett Tamny & Co., Incorporated as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

Brockett Tamny & Co. Incorporated
Schedule III – Information Relating to Possession or Control
Requirements Pursuant to Rule 15c3-3
As of December 31, 2015

Information relating to possession or control requirements is not applicable to Brockett Tamny & Co., Incorporated as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

Elizabeth Tractenberg, CPA
2367 Clubhouse Drive
ROCKLIN, CALIFORNIA 95765
Office 916/259-1666 -- Mobile 310/435-0746 – Fax 323/517-2625
elizabeth@tractenberg.net
PCAOB # 3621

Report of Independent Registered Public Accounting Firm – Exemption Report

To the Board of Directors
Brockett Tamny & Co. Incorporated

I have reviewed management's statements, included in the accompanying Brockett Tamny & Co. Incorporated (the "Company") Exemption Report in which (1) the Company identified the following provisions of 17C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: ((k) (2) (i)) (the "exemption provisions"), and (2) the Company stated that they met the identified exemption provisions from January 1, 2015 to December 31, 2015 (the Company's fiscal year end) without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2) (i) of Rule 15c3-3 under the Securities Exchange Act of 1934 for the periods noted in paragraph 1 above.



Elizabeth Tractenberg, CPA
Rocklin, CA
February16, 2016

BROCKETT TAMNY & CO.

INCORPORATED

Elizabeth Tractenberg, CPA
3832 Shannon Road
Los Angeles, CA 90027

January 12, 2015

Re: SEA Rule 17a-5(d) (4) Exemption Report

Dear Ms. Tractenberg:

Pursuant to the referenced rule, the following information is provided.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3 (k) (2) (i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers.

Brockett Tamny & Co. Incorporated met the Section 204, 15c3-3 (k) (2) (i) exemption for the period June 1, 2014 to December 31, 2014.

Sincerely,



Peter D. Tamny
Managing Director

444 SOUTH FLOWER STREET SUITE 2350 LOS ANGELES, CALIFORNIA 90071
TELEPHONE (213) 452-4433 FACSIMILE (213) 452-4434